EXHIBIT 21
Subsidiaries of Lindsay Manufacturing Co.

Ownership
Percentage
Lindsay International Sales Corporation – Delaware (Inactive)	100%

Lindsay Transportation, Inc. – Nebraska	100%

Lindsay – Irrigation Pty., Ltd. – Australia (Inactive)	100%

Lindsay Europe SAS – France	100%

Irrigation Specialists, Inc. – Delaware	100%

Lindsay America do Sul Ltda. – Brazil	100%

Lindsay Manufacturing Africa (PTY) Ltd – South Africa	100%

LMC Professional Supply, Inc. – Delaware (Inactive)	100%

Barrier Systems, Inc.- California	100%

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